Exhibit 99.2

2013 First Quarter Results Presentation May 7, 2013

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© 2013 Giant Interactive Group, Inc. All Rights Reserved 2 Safe Harbor Statement and Currency Convenience Translation Safe Harbor Statement Statements in this release contain “forward - looking” statements within the meaning of Section 27 A of the Securities Act of 1933 , as amended, and Section 21 E of the Securities Exchange Act of 1934 , as amended, and as defined in the Private Securities Litigation Reform Act of 1995 . These forward - looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements and among others, include statements regarding the Company’s expectation for moderate growth in the second quarter 2013 ; the ability of the Company to release one big title each year ; the ability of the talented game developers and chief game designers to deliver a steady stream of innovative and fun games going forward ; the ability of the Company to implement its key strategic initiatives with respect to strengthening the Company’s game development capability and diversifying the Company’s game portfolio ; the ability of the Company to become a leader in new market segments such as webgame and mobile game segments ; the ability of the Company to release at least one mobile game later this year, the ability our game initiatives to carry top line momentum throughout 2013 ; the ability of the Company to continue to deliver results as estimated ; the ability of the Company to continue to pay dividends based on future cash flows ; and the timetable for testing and release of new games and expansion packs in the Company’s game pipeline . These forward - looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control . Our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward - looking statements . Among the factors that could cause the Company’s actual results to differ from what the Company currently anticipates may include a deterioration in the performances of the ZT Online 1 Series and ZT Online 2 , unexpected delays in developing expansion packs or in the timetable for testing and launching our games, our dependence on ZT Online Franchise , which currently account for the majority of our historical net revenues, failure of our webgames, MMO pipeline games, or other diversification or distribution efforts to grow as successful as expected, uncertainties with respect to the PRC legal and regulatory environments and the volatility of the markets in which the Company operates . The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in our annual report on Form 20 - F for the fiscal year 2012 , as filed with the Securities and Exchange Commission on April 18 , 2013 , which is available on the Securities and Exchange Commission’s website at www . sec . gov . For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 7 of our annual report for fiscal year 2012 . Our actual results of operations for the first quarter of 2013 are not necessarily indicative of our operating results for any future periods . Any projections in this release are based on limited information currently available to the Company, which is subject to change . Although such projections and the factors influencing them will likely change, the Company undertakes no obligation to update or revise these forward - looking statements, whether as a result of new information, future events or otherwise, after the date of this press release . Such information speaks only as of the date of this release . Currency Convenience Translation This slide presentation contains translations of certain Renminbi (RMB) amounts into US dollars (US $ ) at the rate of US $ 1 . 00 to RMB 6 . 2108 , which was the noon buying rate as of March 31 , 2013 in the City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserve Bank of New York . The Company makes no representation that the Renminbi or US dollar amounts referred to in this release could have been, or could be, converted into US dollars at such rate or at all .

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© 2013 Giant Interactive Group, Inc. All Rights Reserved 3 © 2013 Giant Interactive Group, Inc. All Rights Reserved Giant Interactive Group A Leading Online Game Developer & Operator

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© 2013 Giant Interactive Group, Inc. All Rights Reserved 4 Giant: NYSE Listed NYSE IPO: November 1, 2007 Ticker: GA Market Cap: US$1.9 Billion May 7, 2013 Fully Diluted Shares: Approximately 246 Million About Giant: Headquarters: Shanghai, China Employees: Approximately 2,000; over 1,000 developers Investor Information: www.ga - me.com

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© 2013 Giant Interactive Group, Inc. All Rights Reserved 5 © 2013 Giant Interactive Group, Inc. All Rights Reserved Key Operational and Financial Highlights

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© 2013 Giant Interactive Group, Inc. All Rights Reserved 6 Q1 Operational Highlights ● Top line continues to achieve growth − Despite weak seasonality, Q1 up 0.2% QoQ and up 12.6 % YoY − Sequential growth for 13 consecutive quarters ● New flagship MMO, World of Xianxia − Official closed beta testing began in April with large scale marketing campaign ● Steady performance from other titles − ZT Online 2 launched new expansion pack for full client and micro - client versions in March − The Sky , our first webgame, launched on a small scale on Qihoo 360 in April and will gradually roll out in upcoming quarters ● R&D capability − Stronger R&D structure: more senior and a talented pool of developers specialized in MMO games, webgames and mobile games development

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© 2013 Giant Interactive Group, Inc. All Rights Reserved 7 2013: the Defining Year for Game Portfolio Diversification Strategy MMO Webgames Mobile Games Catalysts for 2013 MMO – World of Xianxia • Official closed beta testing in April 19, 2013 with large - scale marketing campaign Webgames • The Sky began its gradual roll out in April on Qihoo’s webgame platform • Genesis of the Empires set for commercial launch in Q3 2013 Form Internal Mobile Team • Leverage our industry - leading game design to develop high - quality mobile games in 2013 • Also seek M&A and partnership opportunities • Target to launch at least one mobile game in 2013

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© 2013 Giant Interactive Group, Inc. All Rights Reserved 8 Key Quarterly Operating Metrics 586 654 661 667 681 685 694 702 690 1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 3Q12 4Q12 1Q13 Average Concurrent Users (ACU) Users in Thousands Active Paying Accounts (APA) Accounts in Thousands 1,779 1,994 2,087 2,167 2,184 2,216 2,241 2,300 2,257 1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 3Q12 4Q12 1Q13 Average Revenue per User (ARPU) RMB 216 212 217 221 228 233 238 238 238 1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 3Q12 4Q12 1Q13 Peak Concurrent Users (PCU) Users in Thousands 1,916 2,122 2,297 2,339 2,288 2,307 2,328 2,370 2,281 1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 3Q12 4Q12 1Q13

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© 2013 Giant Interactive Group, Inc. All Rights Reserved 9 61.6 67.5 71.8 78.6 80.8 83.1 86.4 91.8 92.2 1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 3Q12 4Q12 1Q13 Solid Profitability 84.4% 85.5% 86.2% 86.3% 86.7% 87.3% 86.2% 86.3% 85.6% 1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 3Q12 4Q12 1Q13 Gross Profit Margin Margin of Net Income Attributable to Company’s Shareholders Net Revenue US Dollars in millions 40.0 1.6 56.6 39.2 46.4 48.4 49.6 13.3 52.5 1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 3Q12 4Q12 1Q13 Net Income Attributable to Company’s Shareholders US Dollars in millions 65.0% 2.3% 78.9% 49.8% 57.4% 58.2% 57.4% 14.5% 56.9% 1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 3Q12 4Q12 1Q13 • 2Q11 Net Income Attributable to the Company’s Shareholders was down due to one - time withholding tax associated with repatriation of cash for a significant $3 per share special dividend. • 4Q12 Net Income Attributable to the Company’s Shareholders was down due to impairment charge in 51.com • 2Q11 Margin of Net Income Attributable to the Company’s Shareholders was down due to one - time withholding tax associated with repatriation of cash for a significant $3 per share special dividend. • 4Q12 Margin of Net Income Attributable to the Company’s Shareholders was down due to impairment charge in 51.com

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© 2013 Giant Interactive Group, Inc. All Rights Reserved 10 Q1 2013 Key Financial Highlights (In millions, except EPS data) Q1 2013 US$ Q1 2013 RMB Q4 20 12 RMB Q - o - Q % Q1 20 12 RMB Y - o - Y % Margins Total Net Revenue 92.2 572.8 571.7 0.2% 508.8 12.6% Cost of Services 13.3 82.4 78.5 4.9% 67.6 21.8% Gross Profit 79.0 490.5 493.2 - 0.5% 441.2 11.2% 85.6% Operating Expenses 20.9 129.6 159.2 - 18.6% 124.2 4.3% Income from Operations 58.1 360.9 334.0 8.1% 317.0 13.9% 63.0% Net Income Attributable to the Company’s Shareholders 52.5 326.0 82.7 294.3% 292.2 11.6% 56.9% Basic EPS (RMB) 1.36 0.35 288.6% 1.24 9.7% Diluted EPS (RMB) 1.32 0.34 288.2% 1.22 8.2% Q4 20 12 US$ Q - o - Q % Q1 20 12 US$ Y - o - Y % GAAP Basic EPS (US$) 0.22 0.06 266.7% 0.20 10.0% GAAP Diluted EPS (US$) 0.21 0.05 320.0% 0.19 10.5% Non - GAAP Basic EPS (US$) 0.23 0.24 - 4.2% 0.22 4.5% Non - GAAP Diluted EPS (US$) 0.22 0.23 - 4.3% 0.21 4.8%

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© 2013 Giant Interactive Group, Inc. All Rights Reserved 11 Strong Balance Sheet (In millions) Mar 31, 2013 US$ Mar 31, 2013 RMB Dec 31 , 20 12 RMB Mar 3 1 , 20 12 RMB Cash, Cash Equivalents & Short - Term Investments 483.9 3,005.5 2,682.4 1,828.9 Current Assets 544.0 3,378.7 3,096.5 2,138.3 Total Assets 741.3 4,604.1 4,322.2 3,592.2 Current Liabilities 247.0 1,533.9 1,026.7 1,148.6 Total Liabilities 253.2 1,572.9 1,059.0 1,168.8 Giant Interactive Group Inc.’s Equity 474.2 2,944.9 3,217.7 2,394.0 Non - controlling Interest 13.9 86.3 45.5 29.4 Total Liability and Equity 741.3 4,604.1 4,322.2 3,592.2

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© 2013 Giant Interactive Group, Inc. All Rights Reserved 12 © 2013 Giant Interactive Group, Inc. All Rights Reserved Operational Updates

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© 2013 Giant Interactive Group, Inc. All Rights Reserved 13 Product Portfolio & Pipeline Existing Games Game History and Initiatives ZT Online 2 • Self - developed Free - To - Play 2D MMORPG • Revolutionary 3 rd generation in - game economy providing a fairer system to more gamers • Introduced new expansion pack for full client and micro - client versions with new maps and gameplays in March 2013 • To roll out additional functions based on gamers’ feedback in 2H13 World of XianXia • Self - developed 3D Chinese fantasy MMORPG with ancient Chinese mythological background and vivid graphics • Game design breakthrough for Chinese gamers’ tastes by embedding GvG gameplay into basic game architecture • Began official closed beta testing with large scale marketing in April 2013 Webgames • The Sky , an ARPG based on the core gameplays and features of the ZT Online franchise, was launched on Qihoo 360’s platform on a small scale in April 2013 , and will be rolled out on multiple platforms in upcoming quarters • Genesis of the Empire , an ARPG based on the Three Kingdoms era, targets commercial launch in 3Q13 Glorious Mission • Online FPS game using the Unreal 3 engine and supported by the Chinese military • Online version under development and targeting engineering testing in 2Q13

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© 2013 Giant Interactive Group, Inc. All Rights Reserved 14 © 2013 Giant Interactive Group, Inc. All Rights Reserved Business Outlook

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© 2013 Giant Interactive Group, Inc. All Rights Reserved 15 Diversify Game Development Pipeline with New Genres and Webgames as a Strategic Priority to Grow Player Base Leverage the Continued Growth Domestically and Expand Beyond China with Webgames and Mobile Games as Conduit to Additional Overseas Markets Expansion Pursue Opportunities for Investments and Strategic Collaborations with Third - Parties to Expand User Base and Enhance Development Capabilities 1 2 3 Growth Strategies To Develop and Operate the Largest Online Game Network in Asia

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© 2013 Giant Interactive Group, Inc. All Rights Reserved 16 For the second quarter 2013, the Company expects total revenue to moderately increase compared to the first quarter, as revenue from World of Xianxia ramps up gradually Near - Term Expectation

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NYSE: GA Thank You www.ga - me.com

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